April 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:                    Amanda Ravitz

Heather Percival

Re:                             Senseonics Holdings, Inc.

Registration Statement on Form S-3

File No. 333-217122

Acceleration Request

Requested Date:	Monday, April 17, 2017
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-217122) (the “Registration Statement”) to become effective on April 17, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Darren DeStefano and Mark Ballantyne of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, Mark Ballantyne at (703) 456-8084.

[Signature page follows]

Very truly yours,

Senseonics Holdings, Inc.

	By:	/s/ R. Don Elsey
R. Don Elsey
Chief Financial Officer

cc:Darren DeStefano, Cooley LLP